EXHIBIT 99.1

Independent Proxy Advisory Firms ISS and Glass Lewis Recommend Shareholders Vote for the Proposed Arrangement With Pan American and Agnico Eagle

TORONTO, Jan. 13, 2023 (GLOBE NEWSWIRE) -- Yamana Gold Inc. (TSX:YRI; NYSE:AUY; LSE:AUY) (“Yamana” or the “Company”) is pleased to announce that the Company has received positive recommendations from both Institutional Shareholder Services (“ISS”) and Glass, Lewis & Co. LLC (“Glass Lewis”) in support of the previously announced arrangement involving the acquisition by Pan American Silver Corp. (“Pan American”) of all of the issued and outstanding common shares of the Company following the sale by Yamana of its Canadian assets, including certain subsidiaries and partnerships which hold Yamana’s interests in the Canadian Malartic mine, to Agnico Eagle Mines Limited (“Agnico Eagle”), all by way of a plan of arrangement under the Canada Business Corporations Act (the “Proposed Transaction”).

ISS and Glass Lewis are leading independent, third-party proxy advisory firms which provide proxy voting recommendations to pension funds, investment managers, mutual funds, and other institutional shareholders.

In making their recommendation, ISS commented:

“There appears to be sound strategic rationale for the transaction with the cash portion of the consideration providing certain and immediate value, as well as an opportunity to participate in the potential upside of an entity with expertise and a large growth pipeline in Latin American mining jurisdictions on one hand, and an entity comprising a portfolio of producing mines in more developed jurisdictions on the other…There should be ample opportunity for cost synergies, knowledge sharing, and pooling of talent at each of [Pan American] and [Agnico Eagle], and [Yamana] shareholders will have some added optionality to select between the prospective growth pipelines and cash flow profiles of each entity through the share-based portion of the transaction consideration.”

Glass Lewis commented:

“Yamana investors are poised to receive, among other things, significant exposure to what we consider to be two highly credible operators with more tailored regional bona fides, compatible assets and a more credible ability to fully realize the potential of Yamana's blended portfolio. We further consider the associated terms appear to reflect a reasonable value for Yamana investors, and would further note post announcement trading trends and fixed exchange ratios have further increased that value roughly 16.4% on a per share basis.”

A fulsome explanation of the underlying matters considered in making their recommendations is contained in the respective reports.

Special Meeting of Shareholders

Yamana would like to remind shareholders of the upcoming special meeting of shareholders (the "Yamana Meeting") scheduled to take place on January 31, 2023 to seek approval for the Proposed Transaction. For additional details please review the Company’s management information circular and other meeting materials which have been publicly filed and which are available under Yamana’s issuer profile on www.sedar.com and are also available on the Company’s website at www.yamana.com.

The board of directors of Yamana unanimously recommends that Yamana shareholders vote IN FAVOUR of the Proposed Transaction.

Shareholders of record on December 14, 2022 will be eligible to vote at the Yamana Meeting. The Yamana Meeting will be held at 1:00 p.m. (Toronto time) on January 31, 2023 at the Design Exchange Toronto-Dominion Centre, 234 Bay Street, Toronto, Ontario and online at:

Website: https://web.lumiagm.com/497366151
Password: yamana2023 (case sensitive)

A special meeting of the shareholders of Pan American to consider the arrangement is scheduled to be held concurrently on January 31, 2023.

Shareholder Questions and Voting Assistance

If you have questions about Yamana Meeting matters, the voting instructions or require assistance completing your proxy form, please contact the Company’s strategic advisor and proxy solicitation agent, Laurel Hill, toll-free in North America at 1-877-452-7184, outside North America at 1-416-304-0211, or by email at assistance@laurelhill.com.

About Yamana

Yamana Gold Inc. is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations
416-815-0220
1-888-809-0925
Email: investor@yamana.com

FTI Consulting (UK Public Relations)
Sara Powell / Ben Brewerton
+44 7974 201 715223 / +44 203 727 1000

This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Yamana Meeting and the Pan American meeting. Forward-looking statements are characterized by words such as “plan", “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include transaction risks, risks relating to the completion of the Proposed Transaction, including receipt of all necessary regulatory, court and securityholder approvals in connection with the Proposed Transaction, as well as those risk factors discussed or referred to herein, in the management information circular issued by Yamana in respect of the Yamana Meeting and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements.